240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.

Securities and Exchange Commission,

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No._)*

COPA HOLDINGS CLASS A

(Name of Issuer)

Class A, 31,773,072 shares outstanding

(Title of Class of Securities)

P31076105

(CUSIP Number)

November 14, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. P31076105

(1)	Names of reporting persons Sprucegrove Investment Management Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Toronto, Ontario Canada

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,147,245
	(6)	Shared voting power 0 (see Item 4)
	(7)	Sole dispositive power 3,189,574
	(8)	Shared dispositive power 0 (see Item 4)

(9)	Aggregate amount beneficially owned by each reporting person 3,189,574 (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 10.04% (see Item 4)
(12)	Type of reporting person (see instructions) Investment Manager

Item 1(a) Name of issuer:

COPA HOLDINGS CLASS A

Item 1(b) Address of issuer’s principal executive offices:

Costa del Este, Complejo Busines...

Panama City, Panama 0831-0206

Panama

2(a) Name of person filing:

SPRUCEGROVE INVESTMENT MANAGEMENT LTD.

2(b) Address or principal business office or, if none, residence:

181 UNIVERSITY AVENUE, SUITE 1300

TORONTO, ONTARIO M5H 3M7

2(c) Citizenship: CANADIAN

2(d) Title of class of securities:

Class A, 31,773,072 shares outstanding

2(e) CUSIP Number:

P31076105

Item 3.

Not applicable

Item 4. Ownership

As of the close of business on September 30, 2024:

1. SPRUCEGROVE INVESTMENT MANAGEMENT LTD.

(a) Amount beneficially owned: 3,189,574

(b) Percent of class: 10.04%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,147,245

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,189,574

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of his/her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2024

SPRUCEGROVE INVESTMENT MANAGEMENT LTD.

By:	/s/ Joe Dasilva
Name: JOE DASILVA
Title: CHIEF COMPLIANCE OFFICER